Exhibit 99.1

ChineseWorldNet.com announces completion of financing

Vancouver, B.C. - October 16, 2006 - ChineseWorldNet.com Inc. (OTCBB:CWNOF) is pleased to announce that the Company has completed a non-brokered private placement of 2,250,000 common shares at a price of $1.08 per share for total proceeds of $2.43 M. The proceeds will be used for expanding its business in China and general working capital.

Mr. Joe Tai, founder and CEO of ChineseWorldNet.com Inc commented, ‘The closing of this financing puts CWN in a strong position to deploy its expansion plan to China. The injection of this fund enables us to capture various opportunities in China that fits into our model.”

About ChineseWorldNet.com Inc.

Established in Year 2000, CWN is a knowledge-based platform, which has become the leading provider of diverse Chinese financial services to individual investors and financial professionals worldwide, with a concentrated customer base in North America. The company serves as a bridge between public companies, financial institutions, financial professionals, and investors, allowing them to develop working relationships and functional networks using our platform. In addition, CWN is an effective connection and communication route between the North American and Greater China markets.

For further information, please contact:
Gilbert Chan
SVP, Marketing and Investor Relations
604-488-8878
gilbert@chineseworldnet.com